Exhibit 99.3

NuCana Reports Second Quarter 2026 Financial Results and Provides Business Update

Final Data from Phase 2 Expansion Study of NUC-7738 Remains on Track for 2026

Advancing Additional Indications and Combination Strategies for NUC-7738

Cash Runway Expected to Extend into 2029

Edinburgh, United Kingdom, August 13, 2026 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) today announced financial results for the second quarter ended June 30, 2026 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“NuCana continues to build momentum as we advance NUC-7738 closer to several important clinical and regulatory milestones,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We are pleased to announce that recruitment is now complete in our Phase 2 NuTide:701 expansion study evaluating NUC-7738 in combination with Keytruda® (pembrolizumab) in patients with PD-1 inhibitor-resistant metastatic melanoma. Based on the data presented to date, we remain confident in the benefit NUC-7738 may offer these patients, and we remain on track to present final data from this study later this year. Following the Investigational New Drug application (“IND”) clearance from the U.S. Food and Drug Administration (the “FDA”) earlier this year, we look forward to continuing our dialogue with the FDA to determine the optimal path toward a potential registrational strategy for NUC-7738 in melanoma.”

Mr. Griffith continued, “We believe NUC-7738’s ability to disrupt RNA polyadenylation and act on multiple aspects of the tumor microenvironment could make an impact across a broad range of tumor types. The Company continues to assess potential additional indications, subject to emerging data and portfolio prioritization.”

Mr. Griffith concluded, “None of this progress would be possible without a strong financial foundation. With cash resources anticipated to fund our operations into 2029, we have the flexibility to keep advancing our pipeline, including evaluating additional indications and combination strategies for NUC-7738 and NUC-3373. We look forward to delivering on our milestones over the remainder of 2026.”

2026 Anticipated Milestones

•	NUC-7738

•	Complete patient recruitment in the Phase 2 expansion study (NuTide:701) evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Announce final data from the Phase 2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Obtain regulatory guidance from the FDA regarding a potential registrational strategy for NUC-7738 in melanoma; and

•	Advance evaluation of additional indications and combination strategies.

•	NUC-3373

•	Complete evaluation of optimal combinations and indications to inform potential future clinical studies of NUC-3373.

Second Quarter 2026 Financial Highlights and Cash Position

As at June 30, 2026, NuCana had cash and cash equivalents of £19.5 million compared to £21.5 million at March 31, 2026 and £24.3 million at December 31, 2025. NuCana anticipates its cash and cash equivalents at June 30, 2026 will be sufficient to fund its planned operations into 2029.

NuCana reported a net loss of £3.1 million for the quarter ended June 30, 2026, as compared to a net loss of £24.1 million for the quarter ended June 30, 2025. Basic and diluted loss per ordinary share was £0.00 for the quarter ended June 30, 2026, as compared to a loss per ordinary share of £0.00 for the comparable quarter ended June 30, 2025.

NuCana reported a net loss of £6.9 million for the six months ended June 30, 2026, as compared to a net loss of £26.6 million for the six months ended June 30, 2025. The net loss for the six months ended June 30, 2026 and for the comparable period included the following non-cash or non-recurring items:

•	Share-based payment expenses of £2.8 million (2025: £8.2 million);

•	Professional fees of £nil (2025: £1.4 million) related to the issue of warrants; and

•	Finance expense of £nil (2025: £12.6 million) relating to the non-cash loss on fair value revaluation of the warrants issued in the May 2025 financing.

Basic and diluted loss per ordinary share was £0.00 for the six months ended June 30, 2026, as compared to a loss per ordinary share of £0.01 for the comparable six months ended June 30, 2025.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(2,250)	(7,104)	(5,463)	(8,829)
Administrative expenses	(1,187)	(4,523)	(2,755)	(5,590)
Net foreign exchange (losses) gains	(110)	(202)	253	(261)

Operating loss	(3,547)	(11,829)	(7,965)	(14,680)
Finance income	134	35	277	60
Finance expense	—	(12,648)	—	(12,648)

Loss before tax	(3,413)	(24,442)	(7,688)	(27,268)
Income tax credit	333	328	743	681

Loss for the period attributable to equity holders of the Company	(3,080)	(24,114)	(6,945)	(26,587)

Basic and diluted loss per ordinary share	(0.00)	(0.00)	(0.00)	(0.01)

Unaudited Condensed Consolidated Statements of Financial Position As At

	June 30, 2026	December 31, 2025
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,206	2,198
Property, plant and equipment	622	658
Deferred tax asset	125	117

	2,953	2,973
Current assets
Prepayments, accrued income and other receivables	829	849
Current income tax receivable	2,498	1,761
Cash and cash equivalents	19,503	24,251

	22,830	26,861

Total assets	25,783	29,834

Equity and liabilities
Capital and reserves
Share capital and share premium	189,657	189,586
Other reserves	84,352	87,075
Accumulated deficit	(253,749)	(252,334)

Total equity attributable to equity holders of the Company	20,260	24,327

Non-current liabilities
Provisions	58	58
Lease liabilities	637	656

	695	714
Current liabilities
Trade payables	450	522
Payroll taxes and social security	125	99
Accrued expenditure	4,218	4,152
Lease liabilities	35	20

	4,828	4,793
Total liabilities	5,523	5,507

Total equity and liabilities	25,783	29,834

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2026	2025
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(6,945)	(26,587)
Adjustments for:
Income tax credit	(743)	(681)
Amortization and depreciation	139	136
Movement in provisions	—	(40)
Finance income	(277)	(60)
Finance expense	—	12,648
Interest expense on lease liabilities	25	5
Share-based payments	2,794	8,247
Net foreign exchange (gains) losses	(269)	387

	(5,276)	(5,945)

Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	10	(113)
Decrease in trade payables	(72)	(1,607)
Increase (decrease) in payroll taxes, social security and accrued expenditure	93	(929)

Movements in working capital	31	(2,649)

Cash used in operations	(5,245)	(8,594)

Net income tax received	—	999

Net cash used in operating activities	(5,245)	(7,595)

Cash flows from investing activities
Interest received	286	57
Payments for intangible assets	(111)	(96)

Net cash from (used in) investing activities	175	(39)

Cash flows from financing activities
Payments for lease liabilities	(27)	(41)
Proceeds from exercise of share options	—	1
Proceeds from issue of share capital	206	1,222
Proceeds from exercise of warrants	—	4,436
Proceeds from issue of warrants	—	4,439
Share issue expenses	(135)	(296)

Net cash from financing activities	44	9,761

Net (decrease) increase in cash and cash equivalents	(5,026)	2,127
Cash and cash equivalents at beginning of period	24,251	6,749

Effect of exchange rate changes on cash and cash equivalents	278	(433)

Cash and cash equivalents at end of period	19,503	8,443

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com